

OSISKO GOLD ROYALTIES REPORTS SECOND QUARTER 2016 RESULTS

133% Increase in Operating Cash Flow

Declares Eighth Consecutive Quarterly Dividend

(Montreal, August 4, 2016) Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) reports today second quarter net earnings of $15.7 million ($0.15 per basic share).

Second Quarter 2016 Highlights

- Record 9,488 gold ounces earned, a 38% increase compared to Q2 2015;
- Record revenues of $15.8 million, a 54% increase compared to Q2 2015;
- Cash flows from operating activities of $15.0 million, a 133% increase compared to Q2 2015;
- Net earnings of $15.7 million, $0.15 per basic share;
- Cash and cash equivalents of $424.5 million as at June 30, 2016;
- Entered into a 1% net smelter return ("NSR") royalty agreement with Arizona Mining Inc. on the Hermosa project for a cash consideration of $10.0 million;
- Entered into a $10.0 million financing agreement with Falco Resources Ltd. for a future stream financing or a 1% NSR royalty on the Horne 5 project;
- Began trading on the New York Stock Exchange under the ticker "OR", on July 6, 2016

Sean Roosen, Chair and Chief Executive Officer, commenting on the second quarter results:

"During the past two years, we have successfully established Osisko Gold Royalties as the fourth largest precious metals royalty company with flagship royalties on two of Canada's largest and most modern gold operations. Through the implementation of our innovative incubator model, we have been able to establish future growth opportunities on emerging precious metals mining companies.

We are also very encouraged by the results of the exploration programs on properties in which Osisko Gold Royalties has royalty interests. We will continue to pursue value enhancing opportunities to support our growing dividend distribution policy."

Second Quarter 2016 Results

Revenues increased in the first six months of 2016 as a result of higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine increased by 492 ounces or 4% (sales increased by 514 ounces). The Company also earned and sold 3,655 ounces of gold from the Éléonore mine compared to nil in the first six months of 2015. In addition, the Company received and sold 651 ounces of gold from its Island Gold mine NSR royalty and 221 ounces of gold from its Vezza NSR royalty. The average selling price of gold per ounce in Canadian dollars was also higher in the first half of 2016 at $1,633 compared to $1,483 in the first half of 2015.

During the first six months of 2016, operating income amounted to $11.9 million compared to $7.1 million in the corresponding period of 2015. The increase in net operating income in 2016 is mainly the result of higher revenues generated from the sale of gold and silver, lower business development

expenses and higher cost recoveries from associates, partially offset by the depletion of royalty interests and higher G&A expenses. The increase in G&A expenses is mainly due to a higher share-based compensation expense. The lower business development expenses are due to the $2.2 million in fees incurred in 2015 for the acquisition of Virginia, partially offset by a higher share-based compensation expense. Total share-based compensation for the first half of 2016 amounted to $4.8 million compared to $2.4 million in the corresponding period of 2015. The significant increase in the closing share price in the first half of 2016 (from $13.67 to $16.89) compared to a decrease in the first half of 2015 (from $16.36 to $15.72) generated a higher share-based compensation expense on the deferred share units and the restricted share units.

The increase in net earnings in the first half of 2016 is mainly the result of a $5.0 million increase in operating income and net gains on investments of $19.6 million compared to $5.4 million in 2015, partially offset by a loss on foreign exchange of $13.1 million compared to a gain of $1.4 million in 2015, higher finance costs and a higher share of loss of associates.

The increase of $1.0 million in adjusted earnings in the first six months of 2016 compared to 2015 is mainly due to higher revenues, partially offset by the depletion of royalty interests, higher operating expenses (excluding the expenses related to the acquisition of Virginia in 2015), lower interest revenues and higher finance costs.

Cash flows provided by operating activities increased to $15.0 million in the second quarter of 2016 ($23.7 million during the first six months of 2016) compared to $6.5 million in the second quarter of 2015 ($8.0 million during the first six months of 2015), a 133% increase for the quarter and a 196% increase for the first six months, as a result of higher revenues.

Royalty Interests

The following table details the ounces of gold and silver earned from Osisko's producing royalty interests:

Royalties earned (in ounces)

	For the three months ended June 30,		For the six months ended June 30,	
	2016	2015	2016	2015
Gold				
Canadian Malartic	7,242	6,887	14,364	13,872
Éléonore	1,585	-	3,655	-
Island Gold	440	-	651	-
Vezza	221	-	221	-
	9,488	6,887	18,891	13,872
Silver				
Canadian Malartic	7,884	7,138	15,976	14,964

In addition to the in-kind royalties, the Company also earned cash royalties of $0.1 million in the second quarter of 2016 and $0.2 million in the first half of 2016 (compared to nil in the corresponding periods of 2015), and dividend income from its investment in Labrador Iron Ore Royalty Company ("LIORC") of $1.6 million in the second quarter of 2016 and $3.1 million in the first half of 2016 (compared to $1.6 million and $2.7 million, respectively in the corresponding 2015 period).

Canadian Malartic

Osisko owns a 5% NSR royalty interest on the Canadian Malartic mine, which is owned and operated by Agnico Eagle Mines Limited ("Agnico") and Yamana Gold Inc. ("Yamana"), (together referred to as the "Partners").

The Partners indicated that during the second quarter of 2016, the Canadian Malartic mill processed a record average of 55,481 tonnes per day ("tpd"), compared with an average of 50,705 tpd in the corresponding period of 2015. The record daily throughput in the 2016 period was primarily due to higher crusher availability, better crushing performance from the secondary crusher and better plant availability due to the optimization of planned maintenance shutdowns.

For the second quarter of 2016, the Partners indicated that production at the Canadian Malartic mine was 145,004 ounces of gold compared to 136,882 ounces of gold for the second quarter of 2015. In the first six months of 2016, production at the Canadian Malartic mine was 292,230 ounces of gold compared to 272,668 ounces of gold in the corresponding period of 2015.

Annual production forecast

In February 2016, the Partners indicated the following forecast of annual gold production for the Canadian Malartic mine: 560,000 – 580,000 ounces in 2016, 590,000 – 600,000 ounces in 2017 and 610,000 ounces in 2018.

Pit extension

The Partners also indicated that permitting activities for the Canadian Malartic pit extension, which provides access to the higher grade Barnat deposit, and deviation of Highway 117 are continuing. As part of the Québec environmental impact evaluation process, public hearings on the Canadian Malartic pit extension project took place on June 14 to 16 and July 12 and 13, 2016 in Malartic, Québec. The Québec Bureau des Audiences Publiques sur l'Environnement ("BAPE") will now be reviewing the studies and documents submitted by the Partners, information that was presented at the hearings and the written submissions received from intervenors. The BAPE is expected to issue its conclusions and recommendations on the acceptability of the project to the Québec Minister of the Environment, Sustainable Development and Climate Change in October 2016. A decision from the Minister will then follow within the next several months.

Odyssey zones

The Odyssey zones lie on the east side of the Canadian Malartic property, approximately 1.5 kilometres east of the current limit of the Canadian Malartic open pit. The Partners indicated that in the second quarter of 2016, drilling was ongoing at Odyssey and a total of 57 holes (53,417 metres) were completed through June 30, 2016. The Odyssey zones are composed of multiple mineralized bodies spatially associated with a porphyritic intrusion close to the contact of the Pontiac Group sediments and the Piché Group of volcanic rocks. They are grouped into two elongated zones — the Odyssey North and Odyssey South zones — that strike east-southeast and dip steeply south. Odyssey North has been traced from a depth of 600 to 1,300 metres below surface along a strike length of approximately 1.5 kilometres. Odyssey South currently has a strike length of 0.5 kilometres, and has

been located between approximately 200 and 550 metres below surface. Recent drilling has yielded significant intercepts such as 2.63 grams per tonne ("g/t") gold (capped) over 33.5 metres estimated true width at 1,171 metres depth in drill hole ODY16-5039, showing similarities to the Goldex mine deposit in terms of grade and potential amenability to underground bulk mining. Additional drilling and economic studies are needed to better assess these opportunities.

The Partners indicated that additional drilling totalling $5.5 million (35,000 metres) has been added to the original budget of $8.0 million (60,000 metres) for a total of $13.5 million for 2016. An initial inferred mineral resource estimate for the Odyssey zones is expected as of year-end 2016.

Osisko holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone.

For more information, please refer to the press releases of Agnico Eagle dated February 10, April 28, 2016 and July 27, 2016 and the press releases of Yamana dated January 13, February 18, April 11 and July 28, 2016 filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

<u>Éléonore</u>

Osisko owns a 2.0 – 3.5% NSR sliding-scale royalty interest on the Éléonore mine, which is operated by Goldcorp Inc. ("Goldcorp").

Goldcorp indicated that gold production in the second quarter of 2016 totaled 74,000 ounces compared to 44,000 ounces in the second quarter of 2015. Gold production for the first half of 2016 reached 140,700 ounces compared to 76,000 ounces in the corresponding period of 2015. Gold production in 2016 was higher than the same periods in 2015 as a result of higher mill throughput (444,000 tonnes in the second quarter of 2016, an increase of 14% compared to 2015, for a total of 831,000 tonnes in the first half of 2016, an increase of 27% compared to 2015), an increase in the ore grade (average mill head grade of 5.60 g/t gold ("Au") in the second quarter of 2016 and 5.62 g/t Au for the first half of 2016, compared to 4.77 g/t Au in the same periods in 2015) and improved recoveries for the first six months of 2016 (90% for the second quarter and first six months of 2016 compared to 90% in the second quarter of 2015 and 88% in the first six months of 2015). Higher tonnes processed in 2016 were the result of greater tonnes mined (444,000 tonnes for the second quarter of 2016, an increase of 42% compared to 2015, and 834,000 tonnes for the first half of 2016, an increase of 48% compared to the same period in 2015) as mining continued across four horizons compared to two in the first half of 2015, improvement in the reliability of the filtration plant enabling higher mill throughput as well as a mill shutdown due to water issues in first quarter 2015. Higher grades were the result of improved stope designs after accounting for the folding and faulting of the ore body.

The Éléonore ore is currently hoisted through the exploration shaft and supplemented through trucking to surface from the upper horizon of the mine. Goldcorp indicated that the production shaft is planned to be operational by the end of 2016, which will drive improvements in efficiencies and costs. Goldcorp also indicated that the underground mining rate continues to ramp-up as planned to meet the nameplate mill capacity of 7,000 tpd. Mine production is expected to average between 4,700 to 5,000 tpd of ore from four production horizons in 2016. Development will continue to support expansion to six mining horizons to enable the ramp-up to a 7,000 tpd mining and milling rate in the first half of 2018.

Goldcorp indicated that production in 2015 included stockpiled material, while mill feed in 2016 is comprised solely of material delivered directly from the mine. The focus continues to be on optimizing stope designs to lower dilution. Work on the production shaft continued in the second quarter of 2016. Construction of the ore handling system on the 690 level and the surface ore transfer building continue

to progress on schedule and are on track to be commissioned in the third quarter of 2016. Full hoisting capacity, including the shaft bottom loading pocket, are expected to be completed in the fourth quarter of 2016. Goldcorp indicated that this is expected to increase efficiencies.

Annual production forecast

In February 2016, Goldcorp indicated that a conservative ramp-up schedule at Éléonore is expected to lead to gold production of between 250,000 and 280,000 ounces for 2016.

Exploration and evaluation

Goldcorp indicated that in 2016, $5.0 million was budgeted for exploration to continue to target the deep projection of the center and southern ore bodies and the 494 zone with a total of 25,800 metres of underground diamond drilling. During the second quarter of 2016, exploration drilling was focused on the 494 area (below 650 metres) and tested the deep projection of the south and central portion of the deposit (below 1,000 metres). In the third quarter of 2016, exploration will be focusing on the 494 zone, on the deep projection of the south and central portion of the deposit and on the upper horizons (upper 650 metres).

For more information, refer to the press releases of Goldcorp dated February 25, April 27, 2016 and July 27, 2016 and the Management Discussion and Analysis for the year ended December 31, 2015 and for the three and six months ended June 30, 2016, all filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Island Gold

Osisko owns a 1.7% - 2.55% NSR royalty on the Island Gold mine, which is operated by Richmont Mines Inc. ("Richmont Mines").

On July 12, 2016, Richmont Mines reported that Island Gold produced 18,617 ounces of gold during the second quarter, an increase of 24% over the same period in 2015. For the first six months of 2016, Island Gold produced 45,206 ounces of gold.

The mine plan for the quarter was focused in lower-grade areas of the mine where ore development activities primarily occurred in the lower grade extensions of the second mining horizon. Overall, the operation reported a higher than planned mined grade of 7.51 g/t Au. The forward looking 2016 mine plan continues to forecast development and stope mining at grades of between 7.0 and 7.5 g/t Au. Richmont Mines reported that underground productivity averaged a record 911 tpd in the second quarter of 2016 and mill processing averaged record productivity of 878 tpd.

Annual production forecast

Richmont Mines indicated that the 2016 production guidance for the Island Gold mine is between 62,000 to 67,000 ounces of gold.

Exploration and evaluation

On July 7, 2016, Richmont Mines announced that based on the positive results reported from the Phase 1 exploration drilling program, a strategic Phase 2 exploration drilling program has been launched at the Island Gold mine. Richmont Mines indicated that the Phase 1 exploration drilling program that commenced in September 2015 has met its objectives, which has supported the launch of an aggressive Phase 2 exploration program of up to 142,000 metres that will be completed over the next 18 to 24 months. The primary objective of the Phase 2 program is to expand the existing

resource inventory laterally along strike, mainly to the east of the main deposit, with a goal of extending mine life above the 1,000 metre level that could support the potential expansion scenarios currently under review, as well as to identify the next million-plus ounces of high-grade inferred resource at depth, between the 1,000 and 1,500 metre levels.

For more information, refer to the press releases of Richmont Mines dated April 12, July 7 and July 12, 2016 and filed on SEDAR (www.sedar.com).

Teck Canadian Royalties

The Company announced in October 2015 that it has entered into a definitive agreement to acquire a portfolio of Canadian royalties held by Teck Resources Limited and its subsidiary Teck Metals Ltd. ("Teck") for a cash consideration of $28.0 million, with an additional $2.5 million payable on confirmation of certain rights.

The portfolio consists of 31 royalties, most of which are NSR royalties. The first portion of the transaction with Teck was closed in November 2015, consisting of a portfolio of 28 royalties acquired for a cash consideration of $24.2 million with an additional $2.5 million to be paid on confirmation of certain rights.

Caisse de dépôt et placement du Québec ("CDPQ") has exercised its participation right to acquire 15% of the Teck royalty interests acquired by Osisko to date. The transaction was completed in February 2016 for $3.6 million.

Vezza

The Company holds a 5% NSR royalty and a 40% net profit interest ("NPI") royalty in the Vezza gold property operated by Ressources Nottaway Inc. The property is located 25 kilometres from Matagami, Québec. Operations are currently ramping up at Vezza and Osisko received its first royalty payment during the second quarter of 2016 for a total of 221 ounces of gold.

Lamaque

Osisko holds a 1.7% NSR royalty on the Lamaque property located in Abitibi and owned by Integra Gold Corp. ("Integra"). On July 27, 2016, Integra announced that it has awarded the contract to construct the Triangle Deposit ("Triangle") exploration ramp on the Lamaque-South Gold Project in Val-d'Or, Québec.

Integra indicated that the objective of the underground exploration program is to conduct close-spaced drilling from within the upper portions of the Triangle deposit (C1 and C2 zones) as well as exploration drilling in order to continue growing the resource base. The proposed underground exploration program will also include a bulk sample of more than 20,000 tonnes of gold mineralized rock required for the purposes of reconciling gold content versus resource estimates as well as to allow for detailed metallurgical test work to be conducted. The ultimate size, location and timing of the bulk sample will be determined using information gathered from the results of the ongoing surface exploration drilling and from underground drilling as results become available.

Integra indicated that work is estimated to take between 12 months and 15 months. The company is fully funded to see this work through to completion and all necessary permits are currently in place.

For more information, refer to the press release of Integra dated July 27, 2016 and filed on SEDAR (www.sedar.com).

Cariboo Gold Project

The Company holds a 1.5% NSR royalty on the Cariboo Gold Project, which is owned by Barkerville Gold Mines ("Barkerville"), an associate of Osisko, and located in British Columbia, Canada.

The Cariboo Gold Project consists of 1,164 square kilometres of land along a strike length of 60 kilometres which includes several past producing mines in the Cariboo Gold District, a historically profitable yet still underexplored area of south-central British Columbia. Based upon historic estimates, historical gold production in the Cariboo area is approximately 3.8 million ounces. At Cariboo, the Cow Mountain deposit contains a National Instrument ("NI") 43-101 compliant mineral resource totaling 2.8 million ounces Au in the indicated category (35.8 million tonnes at 2.4 g/t) with an additional 2.0 million ounces Au in the inferred category (27.4 million tonnes at 2.3 g/t), both using a 0.5 g/t cut-off grade.

Osisko and Barkerville have also agreed to negotiate a gold stream agreement ("Gold Stream Agreement") following the completion by Barkerville of a feasibility study on the Cariboo Gold Project. Following a 60 day negotiation period, if Osisko and Barkerville have not entered into a Gold Stream Agreement, Barkerville shall either grant a right to Osisko to purchase an additional 0.75% NSR royalty for consideration of $12.5 million, or make a payment of $12.5 million to Osisko.

For more information on resources, refer to the Cow Mountain NI 43-101 Technical Report of Barkerville dated March 31, 2015 and filed on SEDAR (www.sedar.com).

Hermosa Project

In April 2016, Osisko acquired for $10.0 million a 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa Project owned by Arizona Mining Inc. ("Arizona Mining"). The Hermosa Project is located in Santa Cruz County, Arizona. The Taylor Deposit, a lead-zinc-silver carbonate replacement deposit, has a resource of 39.4 million tonnes in the inferred mineral resource category grading 11% zinc equivalent ("ZnEq") utilizing a 6% ZnEq cutoff grade calculated in accordance with NI 43-101 guidelines.

The Taylor Deposit remains open to the north, west and south over land controlled by Arizona Mining. Arizona Mining has commenced an aggressive, 125,000 metre drilling program to test the limits of the resource.

For more information on resources, refer to the Hermosa Taylor Deposit NI 43-101 Technical Report of Arizona dated March 17, 2016 and filed on SEDAR (www.sedar.com).

Horne 5 Project

On May 9, 2016, Falco Resources Ltd. ("Falco"), an associate of Osisko, announced the results of a Preliminary Economic Assessment ("PEA") prepared in accordance with NI 43-101 for its Horne 5 Project. Falco indicated that the PEA indicates that the Horne 5 Project represents a robust, high margin, twelve year underground mining project with attractive economics in the current gold price environment. Falco indicated that at a gold price of US$1,250/oz, the study shows that the Horne 5 Project would generate an after-tax net present value (at a 5% discount rate) of $667 million and an Internal Rate of Return of 16.0%. Falco noted that in this scenario, the mine could become the next significant gold producer in Québec, with a production profile averaging 236,000 ounces annually over the life of mine. Falco indicated that it intends to move forward and immediately initiate a Feasibility Study on the Horne 5 Project, which is planned to be completed in the first semester of 2017. The Environmental Impact Assessment study, which has been initiated, is also expected to be completed in the first semester of 2017.

On May 30, 2016, Osisko closed a financing agreement with Falco whereby Osisko provided a $10.0 million loan to be used for the advancement of the Horne 5 Project (Rouyn-Noranda, Québec) and for general corporate purposes. The loan has an 18 month maturity and bears interest at 7%. Under the terms of the financing, Falco and Osisko shall negotiate, by the end of October 2017, the terms, conditions and form of a silver and/or gold stream agreement ("Stream Agreement"), which shall be substantially in the form typical for such transaction in the industry, whereby Osisko may provide Falco with a portion of the development capital required to build the Horne 5 Project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a Stream Agreement, the principal amount of the loan will be converted into a 1% NSR royalty on the Horne 5 Project and accrued interests will be paid in cash.

For more information, refer to the press releases of Falco dated May 9, May 30 and June 23, 2016 and filed on SEDAR (www.sedar.com). For more information on the PEA, refer to the NI 43-101 Technical Report of Falco titled Preliminary Economic Assessment of the Horne 5 Project dated April 28, 2016 and filed on SEDAR.

Royalties - Summary of Producing and Advanced Non-producing

The following table describes the Company's key royalty interests in producing and advanced-stage projects:

Asset	Operator	Interest[1]	Commodities	Jurisdiction	Stage
Canadian Malartic	Agnico/Yamana	5.0% NSR royalty	Au	Québec	Production
Éléonore	Goldcorp	2.0-3.5% NSR royalty	Au	Québec	Production
Island Gold	Richmont Mines	1.7-2.55% NSR royalty	Au	Ontario	Production
Hewfran Block	Metanor Resources	1.7% NSR royalty	Au	Québec	Production
Vezza	Ressources Nottaway Inc.	5% NSR royalty & 40% NPI royalty	Au	Québec	Production
Lamaque	Integra Gold	1.7% NSR royalty	Au	Québec	Exploration
Cariboo	Barkerville	1.5% NSR royalty	Au	British Columbia	Exploration
Hammond Reef	Agnico/Yamana	2% NSR royalty	Au	Ontario	Permitting
Windfall	Osisko Mining	0.5% NSR Royalty	Au	Québec	Exploration
Marban	Osisko Mining	0.425% NSR royalty	Au	Québec	Exploration
Hermosa	Arizona Mining	1% NSR royalty	Zn, Pb, Ag	Arizona, USA	Exploration
Pandora	Agnico/Yamana	2% NSR royalty	Au	Québec	Exploration
Malartic – Odyssey North	Agnico/Yamana	3% NSR royalty	Au	Québec	Exploration
Malartic – Odyssey South	Agnico/Yamana	5% NSR royalty	Au	Québec	Exploration
Upper Beaver	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
Kirkland Lake Camp	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
Copperwood	Highland Copper	3% NSR royalty[2]	Ag, Cu	Michigan, USA	Exploration
Horne 5	Falco	Gold/silver stream or 1% NSR royalty	Au, Ag, Cu	Québec	Exploration

Options on royalties - Summary of Advanced Non-producing

Asset	Operator	Interest	Price to Exercise	Commodities	Jurisdiction	Stage
Neita	Unigold	2% NSR Royalty	$2.0 million	Au	Dominican Republic	Exploration
Yellowknife City Gold	TerraX	3% NSR Royalty	$4.0 million	Au	Northwest Territories	Exploration
Osisko Mining Projects[3]	Osisko Mining	1% NSR Royalty	$5.0 million	n/a	n/a	n/a

(1) After the sale of a 15% interest in the Teck royalties to Caisse de dépôt et placement du Québec.
(2) 3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.
(3) Osisko has a one-time right to purchase, prior to August 25, 2020, a 1% NSR royalty on Osisko Mining Inc.'s wholly-owned projects held as of August 25, 2015.

Portfolio of Investments

The Company's assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue from time to time investing, in various companies within the mining industry for investment purposes, and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include Osisko Mining inc. ("Osisko Mining"), Falco and Barkerville. Barkerville became a new associate in February 2016 following the nomination of Sean Roosen, Chair and Chief Executive Officer of Osisko, as Co-Chairman of the board of directors of Barkerville and the appointment of Luc Lessard, Senior Vice President, Technical Services of Osisko, as Chief Operating Officer of Barkerville.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

Osisko Mining Inc.

Osisko Mining Inc. ("Osisko Mining") commenced a 55,000 metre drill program at Windfall Lake in October 2015. Results to date have been very encouraging, providing verification and good correlation with historic drilling performed by previous operators on the property. The deposit remains open at depth below the Red Dog intrusion, and is open at the western end. The results of the current program will be modeled along with historic drilling in the second half of 2016, and a resource update is anticipated in early 2017. A decision on extending the current drill program by an additional 50,000 metres was made in the second quarter of 2016.

In June 2016, Osisko Mining provided an updated resource estimate for its 100%-owned Marban gold project, located near the town of Malartic, Québec. This update is the result of 92,900 metres of infill drilling and historical core re-sampling executed since the last published resource estimates on the Marban and Norlartic deposits. The new estimate has produced an increase in the overall gold resource and an upgrading of the bulk of the resources to measured and indicated (M&I), pit-constrained categories.

Osisko Mining provided the following highlights for its updated resource estimate on Marban:

- In-pit M&I resource (total of both Marban and Norlartic) now stands at 1.48 million ounces of gold in 37.0 million tonnes at an undiluted grade of 1.24 g/t Au, with in-pit inferred resource

adding 0.13 million ounces of gold in 3.6 million tonnes at an undiluted grade of 1.15 g/t Au. Pit-constrained resources are based on a Whittle-optimized pit shell using a gold price of US$1,250 per ounce and a calculated external lower cut-off of 0.4 g/t Au.

- At a higher cut-off grade of 1.0 g/t Au, the in-pit M&I resources stand at 1.04 million ounces of gold in 16.5 million tonnes at an undiluted grade of 1.97 g/t Au, representing 70% of the overall pit-constrained M&I ounces.

- The new global M&I mineral inventory currently stands at 1.83 million ounces of gold in 47.6 million tonnes with an average grade of 1.20 g/t Au and the global inferred mineral inventory stands at 0.41 million ounces of gold in 12.2 million tonnes at an average grade of 1.03 g/t Au (based on 0.40 g/t Au lower cut-off).

- Both Marban and Norlartic are open at depth and further drilling is planned to establish the potential for additional resources that may be mined by underground methods.

In July 2016, Osisko Mining completed a $25 million private placement of flow-through shares

For more information, please refer to the press releases of Osisko Mining dated March 11, April 12, June 13 and June 14, 2016 and Osisko Mining's profile on SEDAR (www.sedar.com).

Labrador Iron Ore Royalty Corporation

Osisko holds a 9.8% interest in the shares of LIORC. The Company views this investment as an opportunity to provide asset/commodity diversification to its current portfolio of royalties through exposure to a world-class, long-life iron ore asset in a stable jurisdiction while maintaining its gold focus. LIORC is entirely focused on the Iron Ore Company of Canada ("IOC") operations through:

- A 7% gross royalty on the IOC iron ore operations;
- A $0.10 per tonne marketing fee on all products sold by IOC; and
- A 15% direct interest in IOC.

IOC is a major Canadian iron ore producer held by Rio Tinto (59%), Mitsubishi Corporation (26%) and LIORC. The mine located in the Newfoundland and Labrador Province in Canada has been producing and processing iron ore concentrate and pellets since 1954.

In July 2016, Rio Tinto released a press release indicating that IOC achieved production of 8.5 million tonnes of concentrate and pellets for the first half of 2016, a 6% increase over the first half of 2015. The improvement was driven by increased asset reliability and performance. Concentrate and pellet production for the second quarter of 2016 was 4.4 million tonnes, in line with the second quarter of 2015, but a 6% increase over the first quarter of 2016.

Osisko's share of dividends for the first six months of 2016 amounts to $3.1 million.

For more information, please refer to the press release of LIORC dated May 2, 2016 filed on SEDAR (www.sedar.com) and the press release of Rio Tinto dated July 19, 2016 available on their web site: www.riotinto.com.

Exploration and Evaluation Activities

James Bay and Labrador Trough areas, Québec

During the second quarter of 2016, Osisko invested $1.5 million in exploration and evaluation activities on the James Bay territory for a total of $3.2 million for the first six months of 2016.

On the Coulon project (James Bay area), a diamond drill program started during winter 2016 and continued during spring 2016. At the end of June 2016, 30 new holes were drilled and one hole was extended for a total of 23,075 metres.

The Company started summer exploration programs on several of its projects located in the James Bay Territory and the Labrador Trough in Quebec. A large exploration campaign was initiated with Midland Exploration Inc. ("Midland") to explore geological settings favourable for gold deposits in the vicinity of the Éléonore gold mine and the new gold discovery recently announced by Sirios Resources Inc. at Cheechoo. A total budget of approximately $1.0 million will be allocated to the 2016 first phase field campaign.

Financial Position

As at June 30, 2016, the Company's cash and cash equivalents amounted to $424.5 million compared to $258.5 million as at December 31, 2015.

Furthermore, the Company has access to up to $200.0 million in cash under its revolving credit facility to acquire royalties and metal revenue streams.

Quarterly Dividend

On August 4, 2016, the Board of Directors has declared the eighth quarterly dividend of $0.04 per common share payable on October 14, 2016 to shareholders of record as of the close of business on September 30, 2016.

On September 21, 2015, the Company announced the implementation of a Dividend Reinvestment Plan ("DRIP"). The DRIP allows Canadian shareholders to reinvest their cash dividends into additional common shares. The Company will issue the additional common shares from treasury at a 3 % discount to the weighted average price of the common shares on the TSX during the five (5) trading days immediately preceding the dividend payment date. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

New York Stock Exchange Listing

On July 6, 2016, Osisko Gold Royalties' common shares began trading on the New York Stock Exchange ("NYSE") under the symbol "OR". Osisko continues to be listed on the TSX under the symbol "OR".

The addition of a US listing provides Osisko's existing US shareholders with a greater ability to trade the Company's shares and allows the Company to increase its shareholder base in the US.

Outlook

Osisko's 2016 outlook on royalties is based on publicly available forecasts, in particular forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, forecasts for the Éléonore mine published by Goldcorp and forecast for the Island Gold mine from Richmont Mines. For royalties

earned on properties where no public information is available, Osisko obtains internal forecasts from the producers.

Attributable royalty production for 2016 is still estimated at 28,000 to 29,000 gold ounces for the Canadian Malartic mine, between 5,500 and 6,200 gold ounces for the Éléonore mine and between 1,000 and 2,000 ounces from other royalties. The Company also expects to continue its exploration programs in the James Bay area for approximately $10.3 million in 2016 ($8.3 million net of estimated exploration tax credits), of which about $3.8 million will be financed by Québec institutions and other partners. As of June 30, 2016, $3.2 million have been spent in exploration and evaluation activities.

Q2 2016 Conference Call Information

Osisko will host a conference call on Thursday, August 4, 2016 at 4:30 pm EDT, where senior management will discuss the financial results and provide an update on the Company's activities. Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1-(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 7:30 pm EST on August 4, 2016 until 11:59 pm EST on August 10, 2016 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 55479169.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds 52 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0-3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $425 million at June 30 2016 and has distributed dividends to its shareholders during the past seven consecutive quarters.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking statements

Certain statements contained in this press release may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (Including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from its portfolio of investments, achievement of production and operation forecasts published by operators of properties in which Osisko holds a royalty or an interest, timeliness of delivery of the BAPE's conclusion and recommendations and grant of permits at Canadian Malartic, timeliness of full ramp-up by the operator at Éléonore, timely closing of second part of transaction with Teck, timely achievement of commercial production by operator at Vezza, conclusion of a Stream Agreement with Falco and successful results of exploration work conducted by the Company and by operators of properties in which Osisko holds a royalty or an interest. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of

the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest ; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission (the "Commission") on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). U.S. reporting requirements are governed by the Commission's Industry Guide 7 ("Guide 7"). This press release includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the Commission. Osisko also reports estimates of "mineral resources" in accordance with NI 43-101. While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized by NI 43-101, they are not defined terms under standards of the Commission and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the Commission. As such, certain information contained in this press release concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

For further information please contact, please contact Osisko Gold Royalties:

John Burzynski
Senior Vice President, New Business Development
Tel. (416) 363-8653
jburzynski@osiskogr.com

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com

Osisko Gold Royalties Ltd

Consolidated Balance Sheets

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars)

	June 30, 2016	December 31, 2015
	$	$
Assets		
Current assets		
Cash and cash equivalents	424,491	258,509
Short-term investments	100	200
Accounts receivable	7,249	6,244
Other assets	563	508
	432,403	265,461
Non-current assets		
Investments in associates	66,103	44,011
Other investments	140,054	105,485
Royalty interests	494,475	449,439
Property and equipment	800	835
Exploration and evaluation	98,550	96,220
Goodwill	111,204	111,204
Deferred income taxes	11,210	8,778
	1,354,799	1,081,433
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	4,753	11,469
Dividends payable	4,259	3,783
Provisions and other liabilities	1,948	1,264
	10,960	16,516
Non-current liabilities		
Long-term debt	45,328	-
Provisions and other liabilities	13,601	8,912
Deferred income taxes	122,685	118,766
	192,574	144,194
Equity		
Share capital	906,490	745,007
Warrants	30,901	18,072
Contributed surplus	9,539	10,164
Equity component of convertible debenture	3,091	-
Accumulated other comprehensive loss	(13,380)	(41,203)
Retained earnings	223,674	203,800
Equity attributable to Osisko Gold Royalties Ltd shareholders	1,160,315	935,840
Non-controlling interests	1,910	1,399
Total equity	1,162,225	937,239
	1,354,799	1,081,433

Osisko Gold Royalties Ltd

Consolidated Statements of Income
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,	
	2016	2015	2016	2015
	$	$	$	$
Revenues	15,792	10,248	31,398	20,880
Expenses				
Depletion of royalty interests	(2,812)	-	(5,834)	-
General and administrative	(5,445)	(4,072)	(9,286)	(7,977)
Business development	(2,736)	(1,612)	(4,822)	(5,297)
Exploration and evaluation	(373)	(417)	(695)	(924)
Loss on disposal of exploration and evaluation assets	(312)	-	(312)	-
Cost recoveries from associates	663	322	1,403	433
Operating income	4,777	4,469	11,852	7,115
Interest income	766	1,263	1,317	2,321
Dividend income	1,572	1,569	3,144	2,735
Finance costs	(960)	(159)	(1,553)	(282)
Foreign exchange gain (loss)	643	(289)	(13,086)	1,408
Share of loss of associates	(1,414)	(1,431)	(2,396)	(1,767)
Other gains (losses), net	14,335	(180)	19,550	5,407
Earnings before income taxes	19,719	5,242	18,828	16,937
Income tax expense	(4,066)	(1,314)	(3,302)	(2,766)
Net earnings	15,653	3,928	15,526	14,171
Net earnings (loss) attributable to:				
Osisko Gold Royalties Ltd's shareholders	15,737	3,990	15,677	14,263
Non-controlling interests	(84)	(62)	(151)	(92)
Net earnings per share				
Basic	0.15	0.04	0.15	0.18
Diluted	0.15	0.04	0.15	0.17

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2016 and 2015
(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,	
	2016	**2015**	**2016**	**2015**
	$	**$**	**$**	**$**
Operating activities				
Net earnings	15,653	3,928	15,526	14,171
Adjustments for:				
Share-based compensation	3,220	1,275	4,780	2,428
Accretion on note receivable	-	(359)	-	(714)
Depletion and amortization	2,867	46	5,949	76
Loss on disposal of exploration and evaluation assets	312	-	312	-
Share of loss of associates	1,414	1,431	2,396	1,767
Net loss (gain) on disposal of investments	-	51	(3,410)	(5,532)
Change in fair value of financial assets at fair value through profit and loss	(2,968)	88	(4,008)	85
Deferred income tax expense	4,066	1,314	3,302	2,766
Foreign exchange gain (loss)	(644)	291	13,076	(1,401)
Other	(11,019)	122	(11,570)	177
Net cash flows provided by operating activities before changes in non-cash working capital items	12,901	8,187	26,353	13,823
Changes in non-cash working capital items	2,143	(1,720)	(2,688)	(5,871)
Net cash flows provided by operating activities	15,044	6,467	23,665	7,952
Investing activities				
Cash acquired – acquisition of Virginia	-	-	-	34,900
Net decrease in short-term investments	-	2,081	100	27,989
Acquisition of investments	(13,291)	(32,437)	(18,899)	(111,034)
Proceeds on disposal of investments	7,201	-	9,346	-
Acquisition of royalty interests	(20,000)	(1,000)	(49,500)	(1,000)
Proceeds on sale of royalty interests	-	-	3,630	-
Property and equipment	(33)	(50)	(80)	(141)
Exploration and evaluation	(1,493)	(2,061)	(3,167)	(3,557)
Net cash flows used in investing activities	(27,616)	(33,467)	(58,570)	(52,843)
Financing activities				
Convertible debenture	-	-	50,000	-
Issuance of common shares and warrants	1,633	2,196	176,615	3,383
Investment from non-controlling interests	-	-	3,637	-
Issuance of special warrants	-	-	-	200,020
Issue expenses	(249)	(549)	(8,009)	(10,788)
Financing fees	(12)	-	(844)	-
Dividends paid	(3,962)	(2,785)	(7,436)	(4,336)
Net cash flows provided by (used in) financing activities	(2,590)	(1,138)	213,963	188,279
Increase (decrease) in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents	(15,162)	(28,138)	179,058	143,388
Effects of exchange rate changes on cash and cash equivalents	644	(291)	(13,076)	1,401
Increase (decrease) in cash and cash equivalents	(14,518)	(28,429)	165,982	144,789
Cash and cash equivalents – beginning of period	439,009	348,389	258,509	175,171
Cash and cash equivalents – end of period	424,491	319,960	424,491	319,960